

07007351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 AND ENDING 12-31-06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH PRIME TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 FIRST STAMFORD PLACE - 6TH FLOOR EAST
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY SAVITZ 203-388-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name – *if individual, state last, first, middle name*)

1185 AVE. OF AMERICAS #500 (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BARRY SAVITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH PRIME TRADING GROUP LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTA LUPINSKA
Notary Public
My Commission Expires February 28, 2008



Notary Public



Signature

SR. MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

CONTENTS
December 31, 2006



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Greenwich Prime Trading Group, LLC

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC (a limited liability company) as of December 31, 2006, and the related statements of operations, changes in Member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GOLDSTEIN GOLUB KESSLER LLP

March 28, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and Cash Equivalents	$510,660
Receivables from Brokers and Dealers	95,025
Fixed Assets (net of accumulated depreciation and amortization of $158,279)	59,737
Other Assets	147,827
Total Assets	$813,249
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$119,480
Accrued soft dollar expenses	184,788
Total liabilities	304,268
Member's Equity	508,981
Total Liabilities and Member's Equity	$813,249

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF OPERATIONS

Year ended December 31, 2006	
Investment income:	
Commissions	$3,619,408
Other income	74,662
Total income	3,694,070
Expenses:	
Compensation and benefits	2,515,340
Depreciation and amortization	23,825
Clearing, commission and floor brokerage fees	144,119
Communications and market data	179,508
Rent and occupancy	208,825
Soft dollar	404,204
Licensing fees	119,440
Professional fees	54,228
Travel and entertainment	18,050
General and administrative	80,721
Total expenses	3,748,260
Net loss	$ (54,190)

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2006	
Member's equity at January 1, 2006	$ 665,262
Contributions	17,000
Distributions	(119,091)
Net income	(54,190)
Member's equity at end of year	$ 508,981

See Notes to Financial Statements

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2006	
Cash flows from operating activities:	
Net loss	$ (54,190)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	23,825
Decrease (increase) in operating assets:	
Receivables	84,356
Prepaid expenses	(15,323)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(36,524)
Accrued soft dollar expenses	140,441
Pension payable	(30,125)
Net cash provided by operating activities	112,460
Cash used in investing activity - purchase of fixed assets	(18,456)
Cash flows from financing activities:	
Capital contributions	17,000
Capital distributions	(119,091)
Net cash used in financing activities	(102,091)
Net decrease in cash	(8,087)
Cash at beginning of year	518,747
Cash at end of year	$ 510,660

See Notes to Financial Statements

1. ORGANIZATION:

Greenwich Prime Trading Group, LLC (the "Company") hereinafter referred to as the "Company", is a Connecticut limited liability company. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company, at times, maintains bank deposit accounts in excess of federally insured limits. It has not experienced any losses on such accounts.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Cash equivalents include highly liquid investments that are readily convertible into cash.

3. RECEIVABLE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by its clearing broker pursuant to a clearing agreement. At December 31, 2006, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. INCOME TAXES:

The Company is not liable for federal and state income taxes because its Member's are required to report their share of the Company's income or loss on their income tax returns.

5. REGULATORY REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2006, the Company had net capital, as defined, of $292,909, which exceeded the required amount by $272,624.

6. PENSION PLANS:

The Company maintains a noncontributory defined benefit pension plan covering certain employees. Benefits under this plan are based upon years of service and final average earnings. An employee becomes fully vested upon completion of three years of service. Prior to January 1, 2004, it had been the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes.

For the year ended December 31, 2006, the Company accrued $23,910 for its defined benefit contribution which represented the minimum amount which could be deducted for federal income tax purposes.

The 2006 expense and disclosure reflect the cessation of benefit accruals under the plan that became effective as of December 31, 2003. The cessation of benefit accruals was accounted for as plan curtailment under SFAS No. 88. The Company also previously maintained a money purchase plan covering all eligible employees not included in the defined benefit pension plan. All employees in that plan became fully vested upon completion of three years of service.

Effective January 1, 2004, both retirement plans were replaced with a profit-sharing plan covering all eligible employees. For the year ended December 31, 2006 the expense for the profit-sharing plan was $88,000.

7. COMMITMENTS AND CONTINGENCIES:

The Company is obligated under a noncancelable operating lease for office space expiring April 2013. The aggregate minimum future payments under this lease, exclusive of required payments for increases in real estate taxes and operating costs, are payable as follows:

Year ending December 31,	
2007	$ 166,600
2008	171,700
2009	176,800
2010	181,900
Thereafter	443,700
	$1,140,700

8. FIXED ASSETS:

Details of fixed assets at December 31, 2006 are as follows:

Computer equipment	$144,521
Furniture	56,020
Leasehold improvements	17,475
	218,016
Less accumulated depreciation and amortization	158,279
	$ 59,737

GREENWICH PRIME TRADING GROUP, LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2006

Credits - Member's equity	$508,981
Net capital before haircuts on proprietary positions	508,981
Nonallowable assets	207,564
Haircuts on proprietary positions	8,508
Net capital before minimum capital requirement	292,909
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $304,268, or $5,000)	20,285
Excess net capital	$272,624
Ratio of aggregate indebtedness to net capital	1.04:1
Aggregate indebtedness - accrued expenses and other liabilities	$304,268

Reconciliation between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Net capital, as reported in the Company's unaudited Part II-A FOCUS Report	$333,159
Less audit adjustments	(40,250)
Net capital, as adjusted	$292,909

See Notes to Financial Statements



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Greenwich Prime Trading Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Greenwich Prime Trading Group, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 28, 2007

END